UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Infuzed Brands, Inc.

File No. 24-11166 - CF#37533

Infuzed Brands, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form1-A offering statement filed on March 2, 2020.

Based on representations by Infuzed Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.13   through February 2, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary